GRASIM
ADITYA BIRLA GROUP

02028190

02 APR -2 AM 8:05

March 8, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA
Fax:

By Air Mail

Re : Interim Dividend

Dear Sir,

In continuation of our letter of date, we have to inform you that the Directors of Grasim Industries Limited have on 8th March, 2002 resolved to rescind the Board Resolution passed by them at their meeting held on 5th March, 2002 for payment of Interim Dividend @ Rs.8/- per share (80%) on the paid up equity capital of the Company for the financial year 2001-2002.

Please also take note that consequent to the above, the Notice given by the Company for fixation of "Record Date" on 23th March, 2002 for the aforesaid purpose also stands withdrawn.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

SUPPL

Thanking you

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel.: +91(22) 281 9520 - 26 • Fax: +91(22) 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

dlf 4/10

GRASIM
ADITYA BIRLA GROUP

02 APR -2 AM 8:05

March 8, 2002

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Air Mail

Re : Interim Dividend

Dear Sir,

You will kindly recall that we have, vide our letter dated 4th March, 2002, informed you that "Grasim's Board would meet on 5th March, 2002 to consider payment of Interim Dividend". We had also fixed the Record Date as 23rd March, 2002 after taking your concurrence over phone.

Accordingly, Grasim's Board had met on 5th March, 2002 and approved payment of Interim Dividend @ Rs.6 per share. We informed you of Board's decision vide our letter dated 5th March, 2002.

However, we have received a letter from some of the other Stock Exchanges advising us that the Company is required to give 30 days' notice for fixation of the Record Date in terms of Clause 16 of the Listing Agreement and have accordingly asked us to ensure compliance of the said listing requirement.

This has created a lot of confusion amongst the investors. With the change of Record Date which they have asked us to do, it will not be possible for the Company to adhere to the originally contemplated schedule for payment of Interim Dividend.

In view of the above, the Board of Directors of Grasim is considering a proposal to rescind the Interim Dividend declared on 5th March, 2002. We will inform you again no sooner the Board takes the decision thereon.

In the meantime, you may kindly take note of this letter and do the needful.

Thanking you,

Yours faithfully,

MC Malu

Ashok Malu
Company Secretary